Wei Lu. Ms. Lu has served as a member of our board of directors since June 2023. Ms. Lu has over 10 years of experience in private equity investment and post investment management. She has served as the Vice President of Ping An Ventures since January 2019, where she is mainly responsible for post investment management of medical investments, including biotechnology, medical devices, medical services, etc. Ms. Wei Lu holds Master's degree in Finance from Chongqing University.